UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) October 1, 2020

WORTHY PEER CAPITAL II, INC.

(Exact name of issuer as specified in its charter)

Delaware	84-3587018
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, Florida 33487

(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Worthy II Bonds

Item 9. Other Events

Completion of our Public Offering

On March 17, 2020, Worthy Peer Capital II, Inc., a Delaware corporation (“we,” “us,” “our’ or the “Company”), commenced a public offering pursuant to Regulation A (the “Offering”) of $50 million aggregate principal amount (“Maximum Offering Amount”) of Worthy II Bonds (the “Worthy II Bonds”) under our qualified Offering Statement (File No. 024-11150) (the “Offering Statement”). On October 1, 2020, we completed the Offering. From March 17, 2020 through October 1, 2020, we sold approximately $50 million aggregate principal amount of Worthy II Bonds to 17,823 investors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1, 2020	Worthy Peer Capital II, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer